News Release	No. 10-197 December 14, 2010

Platinum Group Metals Added to S&P/TSX Global Mining Index

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) is pleased to announce that it has been added to the S&P/TSX Global Mining Index effective at the market open on Monday, December 20, 2010.

The S&P/TSX Global Mining Index provides an investable index for the global mining industry providing a representative international benchmark tracking the world's leading mining companies. The Toronto Stock Exchange serves as the distributor of both real-time and historical data for this index. Eligibility criteria include certain levels for market capitalization and liquidity, among other requirements.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. The Company has started on the construction of a large scale platinum mine in South Africa and is active in platinum exploration in South Africa and in Canada.

The Company’s main asset is a 74% interest in the Western Bushveld Joint Venture (WBJV), a 275,000 ounce per year mine to produce platinum, palladium, rhodium and gold with a 22 year mine plan. The WBJV is adjacent to 70% of the world’s platinum production in South Africa. In addition to the WBJV Project, the Company has two active exploration joint ventures with JOGMEC, the Japanese state owned company. Platinum Group also owns significant mineral rights in the vicinity of North American Palladium Ltd.’s Lac des Iles Mine north of Thunder Bay, Ontario.

Platinum Group recently completed a $143.81 million equity financing to begin development of the WBJV. The Company has been supported by senior institutional shareholders and investment banks over its 10 year history and it is listed as PLG on the NYSE AMEX and PTM on the TSX in Toronto.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange – NYSE AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.